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                                                                   Exhibit(a)(1)


                              ANGELES PARTNERS XII
                        C/O ANGELES REALTY CORPORATION II
                         55 Beattie Place, P.O. Box 1089
                        Greenville, South Carolina 29602

                                  July 15, 2005

Dear Limited Partner:

          As you may be aware by now, MPF Income Fund 22, LLC, MPF-NY 2005, LLC, Moraga Gold, LLC, Sutter Opportunity Fund 3, LLC, MPF DeWaay Fund 2, LLC, MPF Flagship Fund 10, LLC, Mackenzie Patterson Special Fund 6, LLC, Mackenzie Patterson Special Fund 6-A, LLC, MPF Acquisition Co. 3, LLC, MPF Income Fund 21, LLC, MPF DeWaay Fund 3 LLC, MPF DeWaay Fund 4 LLC, MPF Flagship Fund 9 LLC, MPF DeWaay Premier Fund 2, LLC, MP Value Fund 8, LLC, MPF Special Fund 7, LLC, Mackenzie Patterson Special Fund 5, LLC, MP Income Fund 20, LLC, and MP Value Fund 6, LLC, (collectively, the "MacKenzie Group") initiated an unsolicited tender offer to buy units of limited partnership interest ("Units") in Angeles Partners XII (the "Partnership") on July 1, 2005.

          The Partnership, through its managing general partner, Angeles Realty Corporation II, is required by the rules of the Securities and Exchange Commission to make a recommendation whether you should accept or reject this offer or to state that the Partnership is remaining neutral with respect to this offer. The managing general partner does not express any opinion, and is remaining neutral, with respect to the MacKenzie Group's offer, because the managing general partner does not have a reliable indicator of the fair value of the Units. The Partnership has not recently conducted an analysis of the value of its Units, but the Partnership notes that the MacKenzie Group estimates the liquidation value of the Partnership to be approximately $713.00 per Unit. The managing general partner is of the opinion that secondary market sales information is not a reliable measure of value in this instance because of the small number of reported trades. IN LIGHT OF THE FOREGOING, THE MANAGING GENERAL PARTNER IS REMAINING NEUTRAL AND DOES NOT EXPRESS ANY OPINION WITH RESPECT TO THE MACKENZIE GROUP OFFER.

          However, we call your attention to the following considerations:

     o On March 31, 2005, the Partnership, through one of its operating partnerships, sold the Chambers Ridge Apartments, a 324-unit apartment complex located in Harrisburg, Pennsylvania, to a third party. The purchaser paid a purchase price of $14,450,000. In May 2005, the majority of the sale proceeds were distributed at $111.60 per Unit. The managing general partner expects that the balance of the sale proceeds will be distributed, although the timing of the distribution has not yet been determined. The MacKenzie Group's offer states that the $620.00 per Unit offer price will be reduced by the amount of any distributions declared or made after July 1, 2005. Accordingly, the managing general partner anticipates that the offer price of the MacKenzie offer will be reduced.

     o On April 29, 2005, the Partnership obtained mortgage financing on Pickwick Place Apartments, a 336-unit apartment complex located in Indianapolis, Indiana. The principal


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          amount of financing was approximately $9,432,000. In May 2005, all of the proceeds from the refinancing were distributed at $78.37 per Unit.

     o In connection with previous litigation, the Partnership obtained appraisals of Hunters Glen Apartments IV, Hunters Glen Apartments V, Hunters Glen Apartments VI, Pickwick Place Apartments and Twin Lake Towers Apartments. In an appraisal report dated July 16, 2003, a third party appraiser concluded that the market value of Hunters Glen Apartments IV, a 264-Unit apartment complex located in Plainsboro, New Jersey, was $21,000,000 as of June 3, 2003. In an appraisal report dated July 16, 2003, a third party appraiser concluded that the market value of Hunters Glen Apartments V, a 304-Unit apartment complex located in Plainsboro, New Jersey, was $25,000,000 as of June 3, 2003. In an appraisal report dated July 16, 2003, a third party appraiser concluded that the market value of Hunters Glen Apartments VI, a 328-Unit apartment complex located in Plainsboro, New Jersey, was $27,000,000 as of June 3, 2003. In an appraisal report dated June 27, 2003, a third party appraiser concluded that the market value of Pickwick Place Apartments, a 336-Unit apartment complex located in Indianapolis, Indiana, was $14,800,000 as of May 7, 2003. In an appraisal report dated June 28, 2003, a third party appraiser concluded that the market value of Twin Lake Towers Apartments, a 399-Unit apartment complex located in Westmont, Illinois, was $25,700,000 as of May 28, 2003. In connection with a previously contemplated financing of Pickwick Place Apartments, a potential lender obtained an appraisal of the property, a copy of which has been obtained by the Partnership. In an appraisal report dated March 31, 2005, a third party appraiser concluded that the market value of Pickwick Place Apartments, a 336-Unit apartment complex located in Indianapolis, Indiana, was $14,510,000 as of March 18, 2005.


     o The MacKenzie Group's offer to purchase estimates the liquidation value of the Partnership to be $713.00 per Unit. However, the MacKenzie Group is only offering $620.00 Per Unit.

     o Any increase in the MacKenzie Group's ownership of Units as a result of the MacKenzie Group's offer may affect the outcome of Partnership decisions, in that the increase will concentrate ownership of Units. Affected decisions may include any decision in which limited partners unaffiliated with the general partner are given an opportunity to object.

     o AIMCO Properties, L.P. ("AIMCO Properties") and its affiliates, which collectively hold 33,272 Units, or approximately 74.40% of the outstanding Units, do not intend to tender any of their Units in the MacKenzie Group's offer.

     o The MacKenzie Group's offer is limited to 6,716 Units. If more than 6,716 Units are tendered in response to their offer, the MacKenzie Group will accept the Units on a pro rata basis. Therefore, an investor that tenders all of its Units might not fully dispose of its investment in the Partnership. Section 9.1 of the Limited Partnership Agreement of the Partnership prohibits the transfer of fractional units of limited partnership interest.

     o The MacKenzie Group's offer to purchase provides limited past sale price information with which to compare their offer price. The Direct Investment Spectrum has reported high and low sales prices of $705.00 and $420.00 per Unit, respectively for the period from December 2001 through March 2005. AIMCO Properties completed a tender offer on December 28, 2004 in which it acquired 1,909 Units at a price of $806.31 per Unit. AIMCO Properties completed a tender offer on December 30, 2003 in which it acquired 292 Units at a price of $364.17 per Unit. AIMCO Properties completed a tender offer on


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          June 25, 2002 in which it acquired 506 Units at a price of $471.00 per
          Unit. AIMCO Properties purchased 10 Units in a private purchase on June 25, 2002 at a price of $471.00 per Unit.

     o The Partnership distributed to the limited partners $13.55 per Unit in the three-month period ended March 31, 2005, $34.68 per Unit in the year ended December 31, 2004 and $253.70 per Unit in the year ended December 31, 2003.

          Each limited partner should make its own decision as to whether or not it should tender or refrain from tendering its Units in an offer in light of its unique circumstances, including (i) its investment objectives, (ii) its financial circumstances including the tolerance for risk and need for liquidity,
(iii) its views as to the Partnership's prospects and outlook, (iv) its own analysis and review of all publicly available information about the Partnership,
(v) other financial opportunities available to it, (vi) its own tax position and tax consequences, and (vii) other factors that the limited partner may deem relevant to its decision. Under any circumstances, limited partners should be aware that a sale of their Units in the Partnership will have tax consequences that could be adverse.

          PLEASE CONSULT WITH YOUR TAX ADVISOR ABOUT THE IMPACT OF A SALE ON YOUR OWN PARTICULAR SITUATION AND THE EFFECT OF ANY NEGATIVE CAPITAL ACCOUNTS.

          If you need further information about your options, please contact Martha Long at AIMCO Properties at (864) 239-1000. You can also contact The Altman Group, Inc., 1275 Valley Brook Avenue, Lyndhurst, New Jersey 07071, and its toll free telephone number is (800) 217-9608. The facsimile number of The Altman Group, Inc. is (201) 460-0050.

                                                   Sincerely,


                                                   Angeles Realty Corporation II
                                                   Managing General Partner


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